HPS Corporate Lending Fund

40 West 57th Street, 33rd Floor

New York, NY 10019

February 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Attn: Ms. Anu Dubay

Re:	HPS Corporate Lending Fund

Registration Statement on Form N-14

File No. 333-284461

Dear Ms. Dubay:

HPS Corporate Lending Fund (the “Company”) is registering an offer to exchange (the “Exchange Offer”) (i) $750,000,000 aggregate principal amount of 5.450% Notes due 2028 (the “2028 Restricted Notes”) that were issued in a transaction not requiring registration under the Securities Act of 1933, as amended (the “1933 Act”), on January 14, 2025, and (ii) $500,000,0000 aggregate principal amount of 5.950% Notes due 2032 (the “2032 Restricted Notes” and, together with the 2028 Restricted Notes, the “Restricted Notes”) that were issued in a transaction not requiring registration under the 1933 Act on January 14, 2025, for (i) an equal aggregate principal amount of its new 5.450% Notes due 2028 (the “2028 Exchange Notes”) and (ii) for an equal aggregate principal amount of its new 5.950% Notes due 2032 (the “2032 Exchange Notes” and, together with the 2028 Exchange Notes, the “Exchange Notes”) that have been registered with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the above referenced Registration Statement in reliance on the position of the staff (the “Staff”) of the SEC set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Company hereby represents as follows:

1. The Company has not entered into any arrangement or understanding with any person who will receive the Exchange Notes to distribute those securities following completion of the Exchange Offer. To the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the 1933 Act in connection with a secondary resale transaction.

2. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the 1933 Act.

3. The Company is making each person participating in the Exchange Offer aware, through the prospectus for the Exchange Offer or otherwise, that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the 1933 Act (which prospectus delivery requirement may be satisfied with the prospectus for the Exchange Offer because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company has included in the prospectus and Letter of Transmittal for the Exchange Offer (a) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (b) an acknowledgement for each person that is a broker-dealer exchanging Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” of the Exchange Notes within the meaning of the 1933 Act.

4. The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offer.

5. The Company will commence the Exchange Offer after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

Should you have any questions regarding this letter, please contact Matthew J. Carter of Dechert LLP, our legal counsel, at (202) 261-3395 or by email at matthew.carter@dechert.com.

Very truly yours,

HPS Corporate Lending Fund

By:	/s/ Robert Busch Name: Robert Busch Title: Chief Financial Officer and Principal Accounting Officer

cc:	Dechert LLP